INVEST IN **ARBOL**

Connecting low-income students with financial + community support



growarbol.com Buffalo NY

Software | Technology | Retail | Fin Tech | Payments

LEAD INVESTOR

Joseph Bonner

I think Arbol has an awesome mission that hits close to home for me. Fifteen years ago, when I was a high school student planning life after college, I could've have benefited from Arbol. Knowing that I couldn't afford college, I decided to join the US Coast Guard, so that I can save up the funds to pursue a higher education down the road. I never ended up getting my college degree, and while I've had some really amazing opportunities in my life working in the US military and now Buffalo Police Department, I've seen many talented peers fail to reach their potential because they were priced out of college. I believe in Arbol's vision and that the world will be a better place once it comes to fruition.

Invested $1,000 this round & $1,000 previously

Highlights

1. 🌱 15 students in beta program; 1 student funded w/ $3K
2. 🚀4K+ students on waitlist, 6K donors in pipeline
3. 🤝 Partnerships w/ notable national organizations incl. D'Youville College, Urban League and more
4. 🎓Graduated from Founder Institute; accepted to 2 accelerator programs
5. 💼 Founded by first-generation college grads w/ startup, fintech, product backgrounds
6. 📈Growing charitable giving market w/ 450BN+ TAM to fund 8M+ students

6. 📈Growing charitable giving market w/ 450BN+ TAM to fund 8M+ students

Our Team



David Gonzalez Co-founder, Co-CEO

Startup Executive, COO. I've scaled teams from 10 to 50 employees, generated a 15X increase in annualized revenue, raised $8M+ in venture financing, expanded ops into international and enterprise markets. Previous: Product. Marketing. Fintech.

After working several years in banking we learned that financial services doesn't work for the people that need it the most. Specifically, we believe that there are billions of disadvantaged but talent people in the world that if they had access to financial services targeted to support their needs that we could help re-invigorate social mobility.



Favio Osorio Co-founder, Co-CEO

Serial Intrapreneur turned Entrepreneur. I've founded Multi-Cultural Banking group that provides financial services to underserved and disadvantaged. 10+ years experience in banking, wealth management and business strategy.



Nahom Sososa GTM Manager + Community Manager

Nahom is a recent Georgia State graduate that we met during the student discovery sessions. He brings the perspective of a student on a daily basis. Nahom is our swiss army knife working on everything from product to marketing.



Timothy Johnson Advisor & Chair of Customer Board

15+ years experience working with disadvantaged college students. Former: Program Coordinator at Urban League. Current: Senior Counselor at SUNY Brockport EOP Office.

We're a crowdfunding platform for low-income

college students 🎒

Arbol makes American education more equitable by fueling the development of low-income college students who remain resilient, despite the financial and social challenges they face.

Our platform helps these students raise funds to cover life expenses, expand their network and access community by connecting them with online supporters. We also provide online supporters with the transparency, 1-to-1 connection, and proof of impact they seek.



MUZÉ

The Problem

Colleges and universities struggle to properly support low-income & first-generation students. While 60& of the wealthiest students complete their studies, only 16& of low-income college students graduate, according to the National Center for Education Statistics. Low-income students can't afford to sustain themselves on financial aid alone. 7 of 10 college students juggle working a full-time job while striving to keep up with their schoolwork – inevitably hurting their grades, causing burn out and resulting in dropouts.



Only 16% of low-income
college students graduate.
Why?
Basic Needs Insecurity
Guilt, homesickness, loneliness
Lack of knowledge about college life
Lack of support from home

References: [Beyond the College Bill]

Further, there are barriers on the donor-end which we've sought to minimize in building Arbol.



No Personal Connection
They are not able to make meaningful one on one connections with those they support, and feel invested in
No Impact Tracking
Supporters are not able to see how their support has contributed to the success of the Student
Low Transparency
Supporters are not able to see where their contribution is going





Our Solution

Our platform is a market network that enables low-income college students to crowdfund cash from supporters to cover a defined expense or set of expenses according to a goal. Students & supporters create social profiles to connect and interact with each other.

Here are some of the core features of Arbol V1:




Discover & Rewards
Our Recommendations

Profiles: Students and supporters can create social profiles that includes their background, interests, education, professional history, and future aspirations.


Social Profiles
Copy link
SOCIAL PROFILES
Watch on YouTube
Opportunity.

Raise Funds: Students can setup a fundraising goal to cover the life expenses such as food, rent and childcare while they're attending college. They can also raise funds to cover their tuition gap.


Raise Funds
Copy link
RAISE FUNDS
Watch on YouTube
Opportunity.

Discover + Contribute: Sponsors can find students to contribute towards based on a set of attributes ranging career aspirations and majors to personal interests and location. We are working building a recommendations engine to help sponsors find students with greater precision, speed, and ease.


Discover + Contribute
Copy link
DISCOVER +
CONTRIBUTE
Watch on YouTube
Opportunity.

Update: Students can keep their sponsors up to date with their progress, challenges they are facing and ask for additional help bby sending them regular updates. Sponsors can respond to the updates. Both parties can share them freely if they prefer.

Social Feed: Students and sponsors can deepen their relationships and networks by engaging with social feeds and posts.

Our Traction

- Partnerships with several organizations and colleges, notably the Urban League

- Partnerships with several organizations and colleges, notably the **Urban League** and **D'Youville College**. Our partners have referred **4,000+ students** from disadvantaged backgrounds. These groups will serve as our launch partners and will serve as a source of critical user feedback and testing.

- In August 2021, we collaborated with the Urban League to launch a beta program consisting of **15 Black Scholars** who needed additional funding to cover expenses such as books, supplies and transportation that is not covered under tuition.

- In October 2021, 10 supporters contributed a total of **$3,000 to fund** our first **student for the Spring 2022 semester.**



STUDENT SPOTLIGHT: SARAH

HIGHLIGHT

★ Sarah was recently funded for her Spring 2020 semester!! Thank you to our initial group of Supporters!

HEAR FROM SARAH

"I am absolutely elated to be part of the first group of students who are able to experience Arbol's platform. The knowledge and passion of the employees is observable not only in the concept, but also in their communication and quality of their work. Throughout my entire experience, I've received transparency in what their requirements from students are, the service they're providing, the progress they're making, and what I can expect in the coming future."

#GIVINGTUESDAY2021

- Support other Students in our beta program!
- Invest in our social-impact platform
- Keep an eye on our social media pages to follow Sarah's progress!

- **6,000+ supporters** (donors) in the pipeline.

- Graduated from Founder Institute and accepted to Launch NY & Cultivator accelerator programs.

- Named a **Buffalo Startup to Watch** for 2022. 1 of 4 **finalists** for CHCI 2021 Leadership Conference.

- Launched our product in beta in Q3 2021 with a small set of early adopters consisting of students and supporters. The team is planning a public launch in Q1 2022.

The Market

There are over **8 million** low income college students that spend about **$150BN** annually in pursuit of their degree. Students earn money in a variety of ways ranging from picking up jobs to taking out loans. **44% of millennial college students** worked every year they were in school in 2020, while **65%** of millennial college students had to take out student loans to pay for their degree in 2020.

The market is growing. The share of college students who are in-poverty or non-white has increased significantly over the past **25+** years and is likely to continue to rise moving forward. The share of students from a nonwhite background has increased from **31%** to **47%**, while those who in poverty are **up from 29% and 21%, respectively, 20 years earlier**.

Eventually, we will move into international markets and expand beyond the education segment into other financially disadvantaged communities such as people with disabilities and immigrants that are looking to self-actualize their dreams, expanding the TAM to over **$1TN** internationally.

Our Go-To-Market Strategy


ARBOL
Democratizing Opportunity

- Initial cohort of customers includes referrals from pre-existing relationships from partners. Arbol currently has 4,000+ students and 6000+ supporters in the funnel.

- Cold outreach has yielded great success, establishing relationships with Georgia Tech, amongst others, proving that cold leads feel the pain point and have intent to learn more about the platform.

- Building a social media following by asserting the company as thought-leaders and credible partners to social impact organizations interested in helping disadvantaged communities. The following will build across multiple social media platforms and will grow through organic posts and cross-collaboration with popular social channels in the social impact space.

- Initially, the team will hand hold each student through on-boarding, initial fundraising campaigns and profile creation, but the platform is designed to accommodate a touchless on-boarding and campaign deployment.

How We'll Make Money

We operate on a commission + success-based pricing model. It's completely free to get started. Once students start raising funds, they will share a percentage of their contributions plus an industry standard rate for processing payments from their supporters. Arbol is free for supporters.

Pricing is being experimented on and will likely be a moving target for the foreseeable future. In initial customer conversations, no one has pushed back on pricing which means there is likely upward movement on pricing.

Use of Funds

We plan to raise a $150K pre-seed round to finish the development of our product, release a beta and bring on the engineering staff full-time. Based on our current burn forecast, with no revenue, this initial $150K will give the company approximately 10+ months of runway with 2 full-time developers and 1 full-time UI/UX designer.


$150K Pre-Seed Funding
Finish product development
Hire 2 full-time developers
Hire 1 full-time UX/UI

Our Team

Arbol is founded by an experienced team of crowdfunding experts, social impact veterans, startup operators, software developers and of course, first generation college students. We understand the problem and have the skills and expertise to solve it.



Favio Osorio (co-founder, CEO): Favio has 10+ years of experience in financial services holding various roles across several functions including wealth financial planning, project management, business analytics and strategy. As a founding member of M&T Bank's Multicultural Banking group, he leads various enterprise-wide initiatives intended to enhance the banking experience and growth of multicultural customers across multiple lines of business.

Favio has developed a deep understanding of the distinctive challenges and preferences of multicultural segments, in particular immigrants and communities of color. Favio has an MBA from Duke University's The Fuqua School of Business.

David Gonzalez (co-founder, President): David is currently Vice President of Operations (acting COO) at Kangarootime (Series A) where he runs the day-today operations of early-stage ed tech startup. He also serves as partial CFO, responsible for cash planning, capital allocation, pricing strategies, financial projections and assisting with fundraising.

Under David's leadership the business has grown from $400K ARR to $3.5M ARR, raised $8M+ in venture financing that increased value of the company from $8M to $30M, expanded operations to Australia, and scaled the team from 12 to 40 full-time employees.

Prior to joining the startup world, David worked in financial services for 6 years, most notably as a product manager at HSBC bank where he shipped 4 products in four years including a conversational banking platform. And has also had stops at M&T Bank as VP, Innovation and Delaware North. David has an MBA, Finance from Canisius College.

Read the **Buffalo Inno** article to learn more about David.

Mark Rudolph (founding team, Lead Engineer): Mark has 10+ years of experience as a full-stack engineer, most recently at Carvana, an online marketplace for used car buyers and sellers. Mark led development for a cloud-based VoIP provider building and automating platforms that provide advanced analytics and interfaces to customers, as well as enhanced operational tools for internal service provisioning. Mark was part of the founding team at Sensorcon. He also has P.h.D. in computational chemistry.

Mark is building the MVP of the Arbol platform working nights and weekends. He plans on converting to a full-time Arbol employee by the end of 2021.

Mark is also in the process of identifying a front-end engineer to join the team in a part-time capacity in the summer of 2021.

Why we care

We believe that talent is equally distributed but opportunity is not. As first-generation college graduates, we experienced this unfortunate reality first hand. We had to work a full-time job to pay for school and living expenses while attending classes and participating in athletics, while our peers had the privilege of using their free time to study or engage in social life.

we've experienced having to learn a new language and culture while earning a degree. Or learning that being first generation also means building a network from scratch rather than leverage an existing one to get your first internship.

We've also learned that are millions of low income students who have far more challenging circumstances like having to care for parents back home or having to cover the cost of childcare while paying for college.

We believe that by removing financial barriers and providing a more robust set of human resources that more students will not only graduate, but realize their dreams and aspirations.



Our Roadmap

Following the release of V1 of the Arbol platform, the team has a long roadmap of new products and features to further develop the ecosystem of users and use cases including a "mentorship" product to enable students and supporters to deepen their relationships and a "spend management" product that helps students to optimize how they manage and spend their funds raised from sponsors.

New products will drive more engagement on the platform and provide new revenue streams for Arbol.

Join us!

